CANNASSIST INTERNATIONAL CORP.

855 South Mission Ave, Ste K #400, Fallbrook, California 92028

October 8, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: CannAssist International Corp.

Offering Statement on Form 1-A

File No. 024-11272

Ladies and Gentlemen:

In regard to the above referenced Offering Statement, CannAssist International Corp. (the “Company”) and its management acknowledge that:

•	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

•	The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Palumbo

Chief Executive Officer

CannAssist International Corp.